EXHIBIT 99.1

Commission File Number 001-31914

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this supplemental circular and the accompanying supplemental proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this supplemental circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this supplemental circular.

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

AND

SUPPLEMENTAL NOTICE OF THE FIRST

EXTRAORDINARY GENERAL MEETING 2021

Independent Financial Adviser to the

Independent Board Committee and the Independent Shareholders

SOMERLEY CAPITAL LIMITED

This supplemental circular should be read in conjunction with the EGM Circular of the Company dated 29 September 2021.

The EGM of the Company will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 16 December 2021 at 9:30 a.m. The supplemental notice of the EGM is set out on pages 18 to 19 of this supplemental circular.

The supplemental proxy form of the EGM is enclosed to this supplemental circular. For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the EGM (i.e. no later than 9:30 a.m. on 15 December 2021) or any adjourned meeting thereof. Completion and return of the supplemental proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting if you so wish.

In the interest of all shareholders’ health and safety and in order to prevent and control the spread of COVID-19, the Company reminds all shareholders that physical attendance in person at the EGM is not necessary for the purpose of exercising voting rights. Shareholders may appoint the chairman of the meeting as their proxy to vote on the relevant resolutions at the EGM instead of attending the EGM in person, by completing and returning the proxy form attached to the EGM Circular and the supplemental proxy form attached to this supplemental circular.

30 November 2021

– i –

DEFINITIONS

In this supplemental circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“associate(s)”	has the meaning given to it under the Listing Rules

“Board” or “Board of Directors”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“CLI”	(China Life Investment Management Company Limited), a company established under the laws of the PRC with limited liability and a wholly-owned subsidiary of CLIC

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Director(s)”	director(s) of the Company

“EGM” or “Extraordinary General Meeting”

the first extraordinary general meeting 2021 of the Company to be held on Thursday, 16 December 2021 at 9:30 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“EGM Circular”	the circular of the Company dated 29 September 2021 in relation to the matters to be considered and approved at the EGM

“EGM Notice”	the notice of the EGM dated 29 September 2021

DEFINITIONS

“EGM Proxy Form”	the proxy form issued by the Company along with the EGM Circular and the EGM Notice

“equity”

any equity or investment interest of a limited liability company or a joint stock limited liability company whose shares are not listed on any securities exchange and which is legally established and registered within or outside the PRC

“equity/real estate funds”

any fund that has a clear investment strategy and makes portfolio investment or any equity or real estate fund established for the purpose of investing in specific underlying assets, including existing equity/real estate funds, as well as new equity/real estate funds established by subsidiaries of CLI and of which subsidiaries of CLI act as the general partner or fund manager

“Existing Agreement”	the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds entered into between the Company and CLI on 31 December 2018, which will expire on 31 December 2021

“Existing Projects”

the existing projects already entrusted by the Company to CLI for investment and management and the Company’s interests in which have not been disposed of as of the effective date of the New Agreement, including equity/real estate direct investments, equity/real estate funds, non-standard financial products and quasi-securitization financial products

“Group”	the Company and its subsidiaries

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”

the independent board committee of the Company formed to consider the transactions under the New Agreement, comprising all independent non-executive Directors, namely, Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen and Zhai Haitao

DEFINITIONS

“Independent Financial Adviser” or “Somerley”

Somerley Capital Limited, a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, which has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the transactions under the New Agreement

“Independent Shareholders”	shareholders of the Company other than CLIC

“Investment and Management Services”	the investment and management by CLI, on a discretionary basis, of the assets entrusted to it by the Company in accordance with the New Agreement

“Latest Practicable Date”	24 November 2021, being the latest practicable date prior to the printing of this supplemental circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“New Agreement”	the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds to be entered into between the Company and CLI

“New Projects”

the new projects entrusted by the Company to CLI for investment and management in accordance with the New Agreement, including non-standard financial products and quasi-securitization financial products

“non-standard financial products”

any non-standard financial products, the underlying assets of which are non-financial securities assets approved by CLI, such as equity and real estate, including the debt investment schemes, equity investment plans, asset-backed plans, collective fund trust plans of trust companies and debt-to-equity swap investment schemes established and issued by CLI or of which CLI has participated in the establishment and issuance, as well as other financial products invested with insurance funds under entrustment as permitted by the Regulatory Authorities recognized by the parties

DEFINITIONS

“Operating Services”	the post-investment operating services provided by CLI to the Company under the New Agreement with respect to the equity/real estate funds invested by the Company at its own discretion

“PRC” or “China”	the People’s Republic of China, which for the purposes of this supplemental circular only excludes Hong Kong, Macau Special Administrative Region and Taiwan region

“quasi-securitization financial products”

any wealth management products of commercial banks, credit asset-backed securities of banking financial institutions, special assets management plans of securities companies (or their subsidiaries) or fund management companies (or their subsidiaries), the investment targets of which are equity, real estate and other assets approved by CLI, as well as other quasi-securitization financial products invested with insurance funds under entrustment as permitted by the Regulatory Authorities recognized by the parties

“real estate”	any land, buildings and other fixtures attached to land within or outside the PRC

“Regulatory Authorities”

the authorities required by laws to supervise insurance companies, insurance asset management companies and the utilization of insurance funds, including but not limited to the Ministry of Finance of the PRC, the CBIRC, the People’s Bank of China, the State Administration of Foreign Exchange and the State Administration of Taxation

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Supervisor(s)”	supervisor(s) of the Company

LETTER FROM THE BOARD

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Wang Bin	Xicheng District
Beijing 100033
Executive Directors:	PRC
Mr. Su Hengxuan, Mr. Li Mingguang,
Ms. Huang Xiumei	Place of Business in Hong Kong:
The Hong Kong Office
Non-executive Directors:	16/F, Tower A, China Life Centre One
Mr. Yuan Changqing, Mr. Wang Junhui	Harbour Gate
18 Hung Luen Road
Independent Non-executive Directors:	Hung Hom, Kowloon
Mr. Tang Xin, Ms. Leung Oi-Sie Elsie, Mr. Lam Chi Kuen, Mr. Zhai Haitao	Hong Kong

30 November 2021

To the shareholders

Dear Sir or Madam,

1.	INTRODUCTION

Reference is made to the EGM Circular and the EGM Notice of the Company dated 29 September 2021, which set out the time and venue of the EGM and contain the resolutions to be considered and approved at the EGM.

The EGM will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 16 December 2021 at 9:30 a.m., and in addition to the resolutions contained in the EGM Notice, the supplemental resolution in relation to the renewal of continuing connected transactions contained in the supplemental notice as set out on pages 18 to 19 of this supplemental circular will also be considered and approved at the same meeting.

The purpose of this supplemental circular is to provide you with the supplemental notice of the EGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed supplemental resolution at the EGM.

LETTER FROM THE BOARD

2.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcements of the Company dated 26 April 2018 and 6 June 2018 and the circular of the Company dated 18 May 2018 in relation to the Existing Agreement entered into between the Company and CLI.

As the Existing Agreement will expire on 31 December 2021, the Company proposes to enter into the New Agreement with CLI. Pursuant to the New Agreement, CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company. In addition, CLI will also provide the Operating Services to the Company under the New Agreement with respect to the equity/real estate funds invested by the Company at its own discretion.

The Company will provide CLI with the investment guidelines on an annual basis. The investment guidelines and any material changes to the investment guidelines shall be approved by the Board and the independent non-executive Directors as a whole. The investment guideline will define the specific scope, type and proportion of assets to be invested and managed by CLI under the authorization of the Company, and set out the investment restrictions and conditions, investment strategies, risk control requirements, performance appraisal method and investment return target. The Company will conduct an examination and appraisal every year with respect to the investment of entrusted assets as well as the Investment and Management Services and the Operating Services provided by CLI in accordance with the New Agreement, the investment guidelines and the relevant measures for the performance appraisal of investments.

PRINCIPAL TERMS OF THE NEW AGREEMENT

Parties

•	The Company

•	CLI

Provision of Investment and Management Services

Scope of services

Pursuant to the New Agreement, CLI will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company. The Company retains the title of the entrusted assets and CLI is authorized to invest and manage such entrusted assets for and on behalf of the Company. The entrusted assets under the New Agreement include: (i) the Existing Projects already entrusted by the Company to CLI for investment and management

LETTER FROM THE BOARD

and the Company’s interests in which have not been disposed of as of the effective date of the New Agreement (including equity/real estate direct investments, equity/real estate funds, non-standard financial products and quasi-securitization financial products), and (ii) the New Projects entrusted by the Company to CLI for investment and management in accordance with the New Agreement (including non-standard financial products and quasi-securitization financial products).

For the projects involving the subscription of non-standard financial products and quasi-securitization financial products, the Investment and Management Services provided by CLI to the Company mainly include matters associated with the screening and selection of investment projects, due diligence on investment projects, appointment of intermediaries, decision-making on investments, negotiation and execution of investment-related agreements, closing of investment projects, product management, daily management of capital accounts, subsequent management of investment projects, and exit from investment projects, etc..

For the Existing Projects involving equity/real estate investments, the Investment and Management Services provided by CLI to the Company mainly include assisting the Company with regulatory filings, risk management, accounting management, solvency management, connected transactions management, emergency disposal, post-investment valuation, stress tests, management of insignificant post-investment matters, and formulation of exit plans and proposals, etc.. With respect to the management of significant post-investment matters of the Existing Projects and the exit from the direct investment projects, CLI shall formulate the project proposals and exit plans for significant matters and submit the same to the Company for approval. Such proposals and plans, if approved by the Company, shall be implemented by CLI.

Service fees

In consideration of the Investment and Management Services provided by CLI to the Company under the New Agreement, the Company will pay fees to CLI for the Existing Projects and the New Projects, respectively.

Existing Projects

With respect to the Existing Projects, the Company will pay CLI the investment management service fee, the real estate operation management service fee and the performance reward.

LETTER FROM THE BOARD

Investment management service fee

The Company will pay CLI the investment management service fee on a quarterly basis in respect of the Investment and Management Services for the Existing Projects, based on the fee standard as set out in the agreements for the entrusted investment and management and the investment guidelines then in force when the investment was made to the Existing Projects, which generally ranges from 0.05% to 0.6% for fixed return projects and 0.05% to 0.3% for non-fixed return projects. Please refer to the circular of the Company dated 18 May 2018 for further details of the fee standard applicable to the Existing Projects as specified in the Existing Agreement.

Real estate operation management service fee

The real estate operation management service fee refers to the fee incurred in connection with the Company’s entrustment to CLI for operation of the underlying properties under the Existing Projects for real estate investments. The real estate operation management service fee shall be calculated by multiplying the EBITDA (i.e. the sum of net profit, income taxes, depreciation of fixed assets, amortization of intangible assets, amortization of long-term deferred expenses and interest payments) derived from the relevant real estate projects in a given year by a fee rate ranging from 3% to 6%, and shall be paid by the Company to CLI on a quarterly basis. The specific standard for the fee rate will be determined by the parties after negotiation with reference to the market conditions, the stage of project operation and the expected performance of the assets, and will be set out in the investment guidelines provided by the Company to CLI.

Performance reward

With respect to the Existing Projects with non-fixed return, if the internal rate of return of the projects is, in principle, higher than the hurdle rate of 8%, the Company will pay CLI or its subsidiaries the performance-based bonus at the time of exit from the projects. The parties shall calculate the performance-based bonus at the rate of 15% in respect of such portion of profits representing an internal rate of return of more than 8% but less than 10% on the investment, and at the rate of 20% in respect of such portion of profits representing an internal rate of return of more than 10% on the investment.

In addition, the Company will pay CLI the floating management fee or deduct the floating management fee from the investment management service fee payable to CLI on an annual basis based on the result of the annual appraisal of the Company on the performance of CLI. The floating management fee shall range from -10% to +10% of the calculating base. The calculating base of the floating management fee shall be no more than 20% of the investment management service fee of the current period. The amount of the floating management fee, if negative, shall be deducted from the investment management service fee payable by the Company to CLI. The specific mechanism for determining the floating management fee is set out in the investment guidelines provided by the Company to CLI.

LETTER FROM THE BOARD

New Projects

With respect to the New Projects, the Company will pay CLI the product management fee and the performance reward.

Product management fee

CLI shall charge the product management fee pursuant to the relevant product contracts, but shall not separately charge any investment management service fee. The product management fee rate shall be determined with reference to the fee rate charged by independent third parties for the issuance of products of a similar type and taking into account the market environment and the form of management. The parties agree that the product management fee rate payable by the Company in respect of any particular product shall not exceed 0.6% per annum and shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product. If the subscription of the same product by any independent third party accounts for 20% or more of the total subscription amount, the Company will pay the product management fee to CLI at the same fee rate as that payable by such independent third party. The specific product management fee rate and payment method will be specified in the product contracts to be entered into between the parties in relation to the subscription of the related products.

Performance reward

With respect to the New Projects with non-fixed return, if the internal rate of return of the projects is, in principle, higher than the hurdle rate of 8%, the Company will pay CLI or its subsidiaries the performance-based bonus at the time of exit from the projects. The specific performance-based bonus will be determined with reference to the standard for the performance-based bonus applicable to the Existing Projects with non-fixed return as disclosed above and be specified in the product contracts to be entered into between the parties in relation to the subscription of the related products.

LETTER FROM THE BOARD

Provision of Operating Services

Scope of services

Pursuant to the New Agreement, CLI will provide the Operating Services to the Company with respect to the equity/real estate funds invested by the Company at its own discretion, including but not limited to assisting the Company with daily operations, such as the post-investment filing of relevant reports and statements, risk management, regulatory check, accounting management, solvency management and filing of connected transactions.

Service fees

In consideration of the Operating Services provided by CLI to the Company under the New Agreement, the Company will pay the entrusted operating fee to CLI on a quarterly basis. The entrusted operating fee shall be calculated by multiplying the paid-in capital contribution of the Company in the equity/real estate funds that were invested by the Company at its own discretion after the New Agreement comes into effect, by the fee rate of 0.02% per annum.

Other provisions

Under the New Agreement, CLI undertakes that if, in the entrusted investment and management agreements and/or entrusted operation agreements entered into between CLI and other principals, such other principals are entitled to any preferential treatments or any treatments more favourable than those enjoyed by the Company, CLI shall offer the same treatments to the Company. CLI is required under the New Agreement to inform the Company in writing of any preferential treatments it offers to other principals within 5 working days after it offers such treatments.

Term

The Company and CLI will enter into the New Agreement after the approval from the Independent Shareholders is obtained at the EGM. The New Agreement (upon obtaining the approval of the Independent Shareholders and signing by the parties) will take effect from 1 January 2022, with a term of two years. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the New Agreement, the New Agreement will be automatically renewed for one year from the expiry date thereof.

LETTER FROM THE BOARD

CAP AMOUNTS

Historical figures

For the two years ended 31 December 2020 and the six months ended 30 June 2021, the contractual amount of assets newly entrusted by the Company to CLI for investment and management, and the fees for the Investment and Management Services paid by the Company to CLI (including the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee) are as follows:

					RMB million

	For the year ended 31 December 2019		For the year ended 31 December 2020		For the year ending 31 December 2021	For the six months ended 30 June 2021
	Annual cap	Historical amount	Annual cap	Historical amount	Annual cap	Historical amount

Contractual Amount of Assets Newly Entrusted for Investment and Management during the Period	200,000	13,110.00	200,000	58,385.07	200,000	13,300.00

Fees for the Investment and Management Services	1,391	652.75	1,982	650.74	2,266	292.14

LETTER FROM THE BOARD

Cap amounts

For the three years ending 31 December 2024, the annual caps on the contractual amount of assets newly entrusted by the Company to CLI for investment and management, as well as the annual caps on the fees for the Investment and Management Services payable by the Company to CLI (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee in relation to the Operating Services are as follows:

	RMB million (or its equivalent in foreign currency)
	For the year ending 31 December 2022	For the year ending 31 December 2023	For the year ending 31 December 2024
Contractual Amount of Assets Newly Entrusted for Investment and Management during the Period	65,000	65,000	65,000
Fees for the Investment and Management Services and the Entrusted Operation Fee	2,000	2,000	2,000

In determining the annual caps on the contractual amount of assets newly entrusted for investment and management, the Company has taken into account (i) the existing investment portfolio of assets managed by CLI for and on behalf of the Company as at 30 June 2021 which amounted to more than RMB376.6 billion; (ii) the investment plans provided by CLI for the years from 2022 to 2024, including 50 pipeline projects with an aggregate investment amount of more than RMB100 billion which may fall within the scope of the entrusted assets under the New Agreement in the next three years. Furthermore, CLI will continue to seek other projects that satisfy the Company’s assets allocation requirements and investment criteria, and the aggregate investment amount of such projects as may be identified by CLI during the term of the New Agreement is expected to be at a similar level as that of the above pipeline projects; (iii) the expected increase in investment amount and demands for product allocation of the Company during the term of the New Agreement; and (iv) the historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company. As at 31 December 2020, CLI had invested in a total of 126 projects for and on behalf of the Company, including 38 projects newly invested in 2020, representing a significant increase from 17 projects in 2018 and 12 projects in 2019. Along with the continuous enhancement of the investment management ability of CLI and the steady business growth of the Company, it is expected that the scale of the assets to be entrusted by the Company to CLI for investment and management during the term of the New Agreement will increase as compared to the historical figures.

LETTER FROM THE BOARD

In determining the annual caps on the fees for the Investment and Management Services (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee for the Operating Services, the Company has taken into account the scale of its assets under the entrustment arrangement as described in the preceding paragraph, the fee rates stipulated under the New Agreement, the exit plans for certain Existing Projects which represented approximately 6.2% of the existing investment portfolio managed by CLI for and on behalf of the Company, as well as the historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company. In determining the fee rates, the Company has made reference to market standards and industry practices, including the price of similar transactions with independent third parties, and the fee structures and fee rates for the products with underlying investments similar to those under the New Agreement.

INTERNAL CONTROL PROCEDURES

The Company has adopted the following internal control procedures to ensure the individual transactions will be conducted in accordance with the terms of the New Agreement, on normal commercial terms and in accordance with the pricing policies:

•

CLI will submit a list of projects under its management and operation to the investment management centre of the Company on a quarterly basis, setting out the details of each investment, such as the nature of the underlying assets, the applicable fee rate of each project and its calculation basis, as well as its financial information and performance. The investment management centre will review the list of projects provided by CLI to ensure the fee rates adopted by CLI conform to the fee standards specified in the New Agreement and the investment guidelines provide by the Company to CLI;

•

The investment management centre, together with the finance department and the internal control and legal departments, will conduct an examination and appraisal every year with respect to the investment of entrusted assets as well as the Investment and Management Services and the Operating Services provided by CLI. Such departments of the Company will assess the compliance of CLI with the investment restrictions and conditions imposed by the Company, and evaluate the performance of the investments with reference to the pre-set investment return target, following which the Company will confirm or adjust the performance reward to CLI in accordance with the New Agreement and the investment guidelines;

•

Pursuant to the New Agreement, the Company also has the right to access all information in relation to the investments made by CLI for and on behalf of the Company, and copy the financial statements, account books, transaction records, agreements and documents with respect to such investments at any time;

LETTER FROM THE BOARD

•

Pursuant to the New Agreement, if CLI offers any preferential treatments to other parties under its entrusted investment and management agreements and/or entrusted operation agreements with such other parties, CLI is required to inform the Company in writing and offer the same treatments to the Company; and

•

The Company maintains regular contacts with other investment managers, and also purchase financial products issued by independent third parties from time to time, through which the Company is able to keep abreast of the latest market prices for managing various types of financial products. Furthermore, the financial products issued by CLI are not exclusively for the subscription by the Company and other subsidiaries of CLIC, but also to investors who are independent third parties. Pursuant to the New Agreement, the product management fee rate payable by the Company in respect of any particular product shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product, which ensures that the terms offered by CLI are in line with market standards.

The Company considers that the methods and procedures adopted above can ensure that the transactions under the New Agreement will be conducted on normal commercial terms and not prejudicial to the interests of the Company and its minority shareholders.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Company has actively pushed forward the management of entrusted investments in both domestic and international markets, proactively diversified its investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations. CLI is the professional alternative investment platform for companies within the group of CLIC. By entering into the New Agreement, the Company can leverage the industry experience, investment expertise and resources network of CLI in the alternative investment market to further develop alternative investment business and increase its overall investment returns. Through the alternative investment entrustment, the Company can further broaden its investment portfolio, diversify its investment risk and capture investment opportunities in the market with higher return potential. In addition, CLI can also provide the Company with professional operating services with respect to the equity/real estate funds invested by the Company at its own discretion, which will enhance the efficiency in subsequent management of such investment.

LETTER FROM THE BOARD

The Directors (including the independent non-executive Directors) are of the view that the transactions under the New Agreement are conducted on normal commercial terms, are entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the transactions under the New Agreement are fair and reasonable. As Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing and Mr. Wang Junhui hold positions in CLIC and/or CLI, they have abstained from voting on the Board resolution to approve the transactions under the New Agreement.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the transactions under the New Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for the transactions under the New Agreement are more than 5%, such transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company will seek approval from the Independent Shareholders in respect of the transactions under the New Agreement at the EGM. In view of CLI’s interests in the transactions under the New Agreement, CLIC will abstain from voting at the EGM to approve such transactions. As at the Latest Practicable Date, CLIC controls the voting rights in respect of 19,323,530,000 shares of the Company, representing approximately 68.37% of the issued share capital of the Company. Save for CLIC, no other shareholder of the Company is required to abstain from voting at the EGM to approve the transactions under the New Agreement.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

LETTER FROM THE BOARD

CLI is a wholly-owned subsidiary of CLIC, and its principal business includes: the management of funds in RMB and foreign currency under entrustment, engagement in alternative investment business, management and application of its own funds in RMB and foreign currency, business involving insurance asset management products such as debt investment schemes and equity investment plans, provision of consulting services relating to asset management, as well as other businesses approved by the CBIRC and other departments of the State Council. CLI has a registered capital of RMB3,700 million. As at 31 December 2020, the total assets of CLI amounted to RMB24,371 million, its total liabilities amounted to RMB6,488 million, and its owners’ equity amounted to RMB17,883 million.

OTHER INFORMATION

After the approval from the Independent Shareholders is obtained at the EGM, the Company and CLI will enter into the New Agreement, which will contain substantially the same terms as those to be approved by the Independent Shareholders at the EGM. Any material amendment or change to the terms will be subject to the approval by the Independent Shareholders.

The Independent Board Committee comprising all independent non-executive Directors has been established to advise the Independent Shareholders as to whether the transactions under the New Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the transactions under the New Agreement. Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on page 20 of this supplemental circular and the letter from Somerley set out on pages 21 to 38 of this supplemental circular. Your attention is also drawn to the general information set out in the Appendix to this supplemental circular.

3.	THE EGM

The supplemental proxy form of the EGM is enclosed.

For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the EGM (i.e. no later than 9:30 a.m. on 15 December 2021) or any adjourned meeting thereof. Completion and return of the supplemental proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting if you so wish.

LETTER FROM THE BOARD

The supplemental proxy form is intended to be used for the supplemental resolution set out in the supplemental notice of the EGM, and will not affect the validity of the EGM Proxy Form duly completed by you in respect of the resolutions set out in the EGM Notice. If you have already validly appointed a proxy to attend and act on your behalf at the EGM but have not completed and returned the supplemental proxy form, your proxy will have the right to vote on the supplemental resolution set out in the supplemental notice of the EGM at his/her discretion.

Apart from the proposed supplemental resolution set out in the supplemental notice of the EGM, all other matters of the EGM remain unchanged. For details of other resolutions to be considered and approved at the EGM, eligibility for attending the EGM, proxy arrangement, registration procedures, closure of register of members and other relevant matters, please refer to the EGM Circular and the EGM Notice dated 29 September 2021.

In the interest of all shareholders’ health and safety and in order to prevent and control the spread of COVID-19 (the “Epidemic”), the Company reminds all shareholders that physical attendance in person at the EGM is not necessary for the purpose of exercising voting rights. Shareholders may appoint the chairman of the meeting as their proxy to vote on the relevant resolutions at the EGM instead of attending the EGM in person, by completing and returning the proxy form attached to the EGM Circular and the supplemental proxy form attached to this supplemental circular. If you have any questions about the resolutions to be considered at the EGM, you may send them to the Company’s investor relations email address, ir@e-chinalife.com, and the Company will answer the questions on a timely basis.

Shareholders attending the EGM shall pay attention to and comply with the relevant regulations and requirements regarding health declaration, quarantine and observation during the Epidemic prevention and control period in Beijing. The Company will strictly comply with the requirements regarding the Epidemic prevention and control stipulated by government departments, and take relevant prevention and control measures including monitoring the temperatures of shareholders attending the EGM under the guidance and supervision of relevant government departments. Shareholders having a fever or other symptoms, not wearing a surgical mask as required, or failing to comply with the relevant regulations and requirements regarding the Epidemic prevention and control will not be able to enter the venue of the EGM.

4.	RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the EGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the EGM.

Yours faithfully,
Wang Bin
Chairman

SUPPLEMENTAL NOTICE OF THE FIRST

EXTRAORDINARY GENERAL MEETING 2021

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUPPLEMENTAL NOTICE OF THE FIRST

EXTRAORDINARY GENERAL MEETING 2021

Reference is made to the circular (the “EGM Circular”) and notice (the “EGM Notice”) of China Life Insurance Company Limited (the “Company”) dated 29 September 2021, which set out the time and venue of the first extraordinary general meeting 2021 of the Company (the “EGM”) and contain the resolutions to be considered and approved at the EGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the EGM will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 16 December 2021 at 9:30 a.m., and in addition to the resolutions contained in the EGM Notice, the following supplemental resolution will also be considered and approved at the same meeting:

SUPPLEMENTAL ORDINARY RESOLUTION

4.

To consider and approve the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds proposed to be entered into between the Company and China Life Investment Management Company Limited, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2024 relating thereto.

By Order of the Board
Heng Victor Ja Wei
Company Secretary

30 November 2021

As at the date of this supplemental notice, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao

SUPPLEMENTAL NOTICE OF THE FIRST

EXTRAORDINARY GENERAL MEETING 2021

Notes:

1.

Apart from the proposed supplemental resolution set out above, all other matters of the EGM remain unchanged. For details of other resolutions to be considered and approved at the EGM, eligibility for attending the EGM, proxy arrangement, registration procedures, closure of register of members and other relevant matters, please refer to the EGM Circular and the EGM Notice dated 29 September 2021.

2.

The supplemental proxy form of the EGM is enclosed to this supplemental notice. For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited (17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong), and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents should be returned to the Company’s Board Office (16 Financial Street, Xicheng District, Beijing, the PRC), in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the EGM (i.e. no later than 9:30 a.m. on 15 December 2021) or any adjourned meeting thereof.

3.

The supplemental proxy form is intended to be used for the supplemental resolution set out in this supplemental notice, and will not affect the validity of the proxy form duly completed by you in respect of the resolutions set out in the EGM Notice. If you have already validly appointed a proxy to attend and act on your behalf at the EGM but have not completed and returned the supplemental proxy form, your proxy will have the right to vote on the supplemental resolution set out in this supplemental notice at his/her discretion.

4.

In the interest of all shareholders’ health and safety and in order to prevent and control the spread of COVID-19 (the “Epidemic”), the Company reminds all shareholders that physical attendance in person at the EGM is not necessary for the purpose of exercising voting rights. Shareholders may appoint the chairman of the meeting as their proxy to vote on the relevant resolutions at the EGM instead of attending the EGM in person, by completing and returning the proxy form and the supplemental proxy form. If you have any questions about the resolutions to be considered at the EGM, you may send them to the Company’s investor relations email address, ir@e-chinalife.com, and the Company will answer the questions on a timely basis.

5.

Shareholders attending the EGM shall pay attention to and comply with the relevant regulations and requirements regarding health declaration, quarantine and observation during the Epidemic prevention and control period in Beijing. The Company will strictly comply with the requirements regarding the Epidemic prevention and control stipulated by government departments, and take relevant prevention and control measures including monitoring the temperatures of shareholders attending the EGM under the guidance and supervision of relevant government departments. Shareholders having a fever or other symptoms, not wearing a surgical mask as required, or failing to comply with the relevant regulations and requirements regarding the Epidemic prevention and control will not be able to enter the venue of the EGM.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

30 November 2021

To the Independent Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

We refer to the supplemental circular of the Company dated 30 November 2021 (the “Supplemental Circular”), of which this letter forms part. Terms defined in the Supplemental Circular have the same meanings in this letter unless the context otherwise requires.

We have been appointed as the Independent Board Committee to advise the Independent Shareholders as to whether, in our opinion, the transactions under the New Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the transactions under the New Agreement.

We wish to draw your attention to the letter from the Board set out on pages 5 to 17 of the Supplemental Circular, and the letter from Somerley to the Independent Board Committee and the Independent Shareholders set out on pages 21 to 38 of the Supplemental Circular which contains its opinion in respect of the transactions under the New Agreement.

Having taken into account the advice of Somerley and its recommendation in relation thereto, we consider that the transactions under the New Agreement are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend that you vote in favour of the ordinary resolution to be proposed at the EGM to approve the transactions under the New Agreement.

Yours faithfully,
the Independent Board Committee of
China Life Insurance Company Limited
Tang Xin
Leung Oi-Sie Elsie
Lam Chi Kuen
Zhai Haitao

LETTER FROM SOMERLEY

The following is the text of the letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY CAPITAL LIMITED 20th Floor China Building 29 Queen’s Road Central Hong Kong

30 November 2021

To: the Independent Board Committee and

  the Independent Shareholders

Dear Sirs,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in connection with the transactions under the New Agreement (“Continuing Connected Transactions”), for which the Independent Shareholders’ approval is being sought, including the annual caps relating thereto (the “Annual Caps”). Details of the Continuing Connected Transactions and the Annual Caps are contained in the circular of the Company dated 30 November 2021 (the “Circular”), of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings as defined in the Circular.

CLIC, the controlling shareholder of the Company, is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC, and is therefore a connected person of the Company. As such, the transactions under the New Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for the transactions under the New Agreement are more than 5%, such transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company will seek approval from the Independent Shareholders in respect of the transactions under the New Agreement at the EGM. In view of CLI’s interests in the transactions under the New Agreement, CLIC will abstain from voting at the EGM to approve such transactions.

LETTER FROM SOMERLEY

The Independent Board Committee comprising all independent non-executive Directors, namely Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen and Zhai Haitao, has been established to advise the Independent Shareholders as to whether the Continuing Connected Transactions (i) are conducted in the ordinary and usual course of business of the Group, on normal commercial terms, and in the interests of the Company and its shareholders as a whole; and (ii) are fair and reasonable so far as the Independent Shareholders are concerned. We, Somerley, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

During the past two years, we were mandated to act as the independent financial adviser to the independent board committee and the independent shareholders of the Company in relation to a potential connected transaction. Notwithstanding the past engagement, as at the Latest Practicable Date, there were no relationships or interests between (a) Somerley and (b) the Group, CLI, and their respective subsidiaries and associates that could reasonably be regarded as a hindrance to our independence as defined under Rule 13.84 of the Listing Rules to act as the Independent Financial Adviser. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Company, CLI, or their respective substantial shareholders or associates.

In formulating our opinion and recommendation, we have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of the Group and have assumed that they are true, accurate and complete in all material aspects and will remain so up to the time of the EGM. We have also sought and received confirmation from the Directors that all material relevant information has been supplied to us and that no material facts have been omitted from the information supplied and opinions expressed to us. We have no reason to believe that any material information has been withheld from us, or to doubt the truth, accuracy or completeness of the information provided. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view. We have, however, not conducted any independent investigation into the business and affairs of the Group, CLI, and their respective subsidiaries or associates, nor have we carried out any independent verification of the information supplied.

LETTER FROM SOMERLEY

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation on the Continuing Connected Transactions (including the Annual Caps), we have taken the following principal factors and reasons into consideration:

1.	Information on the Group and CLI

The Group is one of the leading life insurance companies in the PRC. Its products include, among others, life insurance, health insurance and accident insurance. The Group also manages insurance funds permitted by applicable PRC laws and regulations or the State Council and engages in, among others, consulting business, agency business and other businesses permitted by the CBIRC. For the two years ended 31 December 2019 and 2020, the Group recorded total revenues of approximately RMB729.5 billion and RMB805.0 billion respectively. For the first six months in 2021, the Group recorded total revenues of approximately RMB537.1 billion, an increase of approximately 6.5% as compared to the same period last year. As at the Latest Practicable Date, the Company had a market capitalisation of approximately HK$852.6 billion.

CLI is a company established under the laws of the PRC with limited liability. Its principal business includes, among others, the management of funds under entrustment, the alternative investment business, businesses involving insurance asset management products (such as debt investment schemes and equity investment plans), and other businesses approved by the CBIRC and the State Council. As at 31 December 2020, CLI had total assets of approximately RMB24.4 billion, total liabilities of approximately RMB6.5 billion, and equity attributable to its owners of approximately RMB17.9 billion.

2.	Background to and reasons for the Continuing Connected Transactions

The Group has achieved continuous growth in recent years and maintains a leading position in the PRC life insurance market. In 2020 and the first six months of 2021, the Group’s net premiums earned increased by approximately 7.9% and 3.6% year-on-year to approximately RMB604.7 billion and RMB442.6 billion, while the net profit attributable to equity holders of the Company amounted to approximately RMB50.3 billion and RMB41.0 billion respectively. The Group’s investment assets increased to approximately RMB4,457.3 billion as at 30 June 2021 from approximately RMB4,095.5 billion as at 31 December 2020, and mainly comprised bonds, term deposits, stocks and funds, with an overall gross investment yield of approximately 5.3% and 5.7 in 2020 and the first six months of 2021 respectively.

LETTER FROM SOMERLEY

As set out in the letter from the Board, the Company has actively pushed forward the management of entrusted investments in both domestic and international markets, proactively diversified its investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations. As advised by the management of the Group, as part of its ordinary and usual course of business, the Company has been entrusting other assets managers, including CLI and other independent third parties, for the management its investment assets. In 2020 and the first six months of 2021, the Company recorded net investment income of approximately RMB154.5 billion and RMB82.0 billion, representing approximately 19.2% and 15.3% of its total revenue during the corresponding periods, respectively. CLI, being the alternative investment platform for companies within the CLIC group, has been providing investment and management services to the Company since 2013 in respect of the assets entrusted to it. As at 30 June 2021, the Group’s investment portfolio entrusted to CLI amounted to approximately RMB376.6 billion, representing approximately 8.4% of its total investment assets.

The Existing Agreement was approved by the then independent shareholders of the Company at a shareholder’s meeting held on 6 June 2018, for a term from 1 January 2019 to 31 December 2021. Given that the Existing Agreement will expire on 31 December 2021, the Company proposes to enter into the New Agreement with CLI, upon obtaining the approval of the Independent Shareholders at the EGM, for a term of two years commencing from 1 January 2022. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the New Agreement, the New Agreement will be automatically renewed for one year from the expiry date thereof.

By entering into the New Agreement, the Company can leverage the industry experience, investment expertise and resources network of CLI in the alternative investment market to further develop the alternative investment business. Through investing in the alternative investment products, the Company can further broaden its investment portfolio, diversify its investment risk and capture investment opportunities. In addition, CLI will provide the Company with professional operating services with respect to the equity/real estate funds invested by the Company at its own discretion, which will enhance the efficiency in subsequent management of such investment.

LETTER FROM SOMERLEY

3.	Principal terms of the New Agreement

Summarised below are the principal terms of the New Agreement. Further details are disclosed under the section headed “PRINCIPAL TERMS OF THE NEW AGREEMENT” in the letter from the Board.

(i)	Provision of Investment and Management Services

General

Pursuant to the New Agreement, CLI will invest and manage assets entrusted to it by the Company (the “Entrusted Assets”), on a discretionary basis, within the scope of utilization of insurance funds as specified by the Regulatory Authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company.

The Entrusted Assets include:

(i)

Existing Projects (including equity/real estate direct investments, equity/real estate funds, non-standard financial products and quasi-securitization financial products), which have been entrusted by the Company to CLI for investment and management in accordance with the entrusted investment and management agreements previously entered into between the Company and CLI (the “Past and Existing Agreements”) and the investment guidelines then in force, and

(ii)

New Projects (including non-standard financial products and quasi-securitization financial products), which will be entrusted by the Company to CLI for investment and management in accordance with the New Agreement.

The Company retains the title of the Entrusted Assets and CLI is authorized to invest and manage such Entrusted Assets for and on behalf of the Company. For the projects involving the subscription of non-standard financial products and quasi-securitization financial products, the Investment and Management Services to be provided by CLI to the Company may vary from projects to projects, which mainly include matters associated with the screening and selection of investment projects, due diligence on investment projects, appointment of intermediaries, decision-making on investments, negotiation and execution of investment-related agreements, closing of investment projects, product management, daily management of capital accounts, subsequent management of investment projects, and exit from investment projects.

LETTER FROM SOMERLEY

  For the Existing Projects involving equity/real estate investments, the Investment and Management Services provided by CLI to the Company mainly include assisting the Company with regulatory filings, risk management, accounting management, insolvency management, connected transactions management, emergency disposal, post-investment valuation, stress tests, management of insignificant post-investment matters, and formulation of exit plans and proposals. With respect to the management of significant post-investment matters in relation to the Existing Projects and the exit from the direct investment projects, CLI shall formulate and submit project proposals and exit plans to the Company for approval. Such project proposals and plans, if approved by the Company, shall be implemented by CLI.

Service fees

  Pursuant to the New Agreement, the Company will pay CLI (a) the investment management service fee, the real estate operation management service fee and the performance reward in relation to the Existing Projects, and (b) the product management fee and the performance reward in relation to the New Project, respectively.

(a)	Existing Projects

Investment management service fee

The Company will pay CLI the investment management service fee based on the fee standard as set out in the Past and Existing Agreements and the investment guidelines then in force when the investment was made, on a quarterly basis, and such fee generally ranges from 0.05% to 0.6% for fixed return projects and 0.05% to 0.3% for non-fixed return projects.

Real estate operation management service fee

With respect to the Company’s entrustment to CLI for operation of the underlying properties under the Existing Projects, the Company will pay CLI the real estate operation management service fee, calculated by multiplying the EBITDA (i.e. the sum of net profit, income taxes, depreciation of fixed assets, amortization of intangible assets, amortization of long-term deferred expenses and interest payments) derived from the relevant real estate projects in a given year by a fee rate ranging from 3% to 6%, on a quarterly basis.

LETTER FROM SOMERLEY

The specific standard for the fee rate will be determined by the parties after negotiation with reference to the market conditions, the stage of project operation and the expected performance of the assets, and will be set out in the investment guidelines provided by the Company to CLI.

Performance reward

For those Existing Projects with non-fixed return, if the internal rate of return of such projects is higher than 8% in principle, the Company will pay CLI a performance-based bonus, at the time of exit from the projects. The parties shall calculate the performance-based bonus at the rate of 15% (if the internal rate of return is more than 8% but less than 10%) or 20% (if the internal rate of return is more than 10%) in respect of such portion of profits.

The Company will conduct an examination and appraisal evaluation every year with respect to the Investment and Management Services in accordance with the New Agreement, the investment guidelines and the relevant measures for the performance appraisal of investments. Based on the annual appraisal result, the Company will pay CLI a floating management fee, or reduce the investment management service fee payable to CLI. The floating management fee shall range from -10% to +10% of the calculating base, which shall be no more than 20% of the investment management service fee of the current period. If the amount of the floating management fee is negative, it shall be deducted from the investment management service fee payable by the Company to CLI in that given year. The specific mechanism for determining the floating management fee is set out in the investment guidelines provided by the Company to CLI.

The Company will provide CLI with the investment guidelines on an annual basis. The Company’s 2021 investment guidelines for CLI, as approved by the Board (including all independent non-executive Directors), set out the strategy of allocation of insurance funds in different kinds of investments, the detailed fee arrangement in relation to the Investment and Management Services, principles of investment, the management and exit of investment projects, and risk management requirements. As confirmed by the management of the Group, any material changes to the 2021 investment guidelines shall be approved by all independent non-executive Directors and the Board as a whole, and the Company will formulate each of its 2022, 2023 and 2024 investment guidelines with reference to the New Agreement and the 2021 investment guidelines. The aforesaid investment guidelines and related subsequent changes (if any) shall be approved in the same manner as described above for the 2021 investment guidelines.

LETTER FROM SOMERLEY

(b)	New Projects

Product management fee

CLI shall charge the Company the product management fee pursuant to the relevant product contracts, and no investment management service fee will be charged separately. The product management fee rate shall be determined with reference to the fee rate charged by independent third parties for the products of a similar type and taking into account the market environment and the form of management. The parties agree that the product management fee rate payable by the Company in respect of any particular product shall not exceed 0.6% per annum and shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product. If the subscription of the same product by any independent third party accounts for 20% or more of the total subscription amount, the Company will pay the product management fee to CLI at the same fee rate as that payable by such independent third party. The specific product management fee rate and payment method will be specified in the product contracts to be entered into between the parties in relation to the subscription of the related products.

Performance reward

For those New Projects with non-fixed return, if the internal rate of return of such projects is higher than 8% in principle, the Company will pay CLI a performance-based bonus, at the time of exit from the projects. The specific performance-based bonus will be determined with reference to the standard for the performance-based bonus applicable to the Existing Projects with non-fixed return as disclosed above and be specified in the product contracts to be entered into between the parties in relation to the subscription of the related products.

LETTER FROM SOMERLEY

(ii)	Provision of Operating Services

General

CLI will provide the Operating Services to the Company with respect to the equity/real estate funds invested by the Company at its own discretion, including but not limited to assisting the Company with daily operations, such as the post-investment filing of relevant reports and statements, risk management, regulatory check, accounting management, insolvency management and filing of connected transactions.

Service fees

The Company will pay CLI an entrusted operating fee, calculated by multiplying the paid-in capital contribution of the Company in the equity/real estate funds that were invested at the Company’s discretion by a fee rate of 0.02% per annum, payable on a quarterly basis.

Other provisions

Under the New Agreement, CLI undertakes that if, in the entrusted investment and management agreements and/or entrusted operation agreements entered into between CLI and other principals, such other principals are entitled to any preferential treatments or any treatments more favourable than those enjoyed by the Company, CLI shall offer the same treatments to the Company. CLI is required under the New Agreement to inform the Company in writing of any preferential treatments it offers to other principals within 5 working days after it offers such treatments.

Term

After obtaining the approval from the Independent Shareholders at the EGM, the Company and CLI will enter into the New Agreement for a term of two years, which will take effect from 1 January 2022. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the New Agreement, the New Agreement will be automatically renewed for one year from the expiry date thereof.

LETTER FROM SOMERLEY

Comparison of fee rates in the New Agreement with fee rates with independent third parties

As set out earlier in this section, the Company will pay CLI different types of service fees in relation to the Existing Projects and the New Projects.

As confirmed by the management of the Group, all the service fees in relation to the Existing Projects payable by the Company to CLI in the coming years will be determined based on terms of the Past and Existing Agreements and the investment guidelines given by the Company in prior years. The Past and Existing Agreements were approved by the then independent shareholders of the Company at shareholders’ meetings held on 29 December 2015, 31 May 2017 and 6 June 2018 in accordance with the requirements under the Listing Rules. The investment guidelines given by the Company (including any subsequent changes) were approved by all independent non-executive Directors and the Board as a whole. As such, our analysis on the fee rates in this section mainly focus on those in relation to the Investment and Management Services for the New Projects and the Operating Services.

  Investment and Management Services for the New Projects

For the purpose of assessing the reasonableness of the product management fee limit of 0.6%, we have discussed with the management of the Group and obtained sample agreements for investments in non-standard financial products and/or quasi-securitization financial products (excluding strategic investment projects) made by the Company with CLI and independent third-parties, which were selected on a random basis from all executed contracts during the period from 1 January 2020 to 30 June 2021 (the “Sample Contracts”). Management of the Group has confirmed to us that they have provided to us an exhaustive list of contracts for the above transactions and time period. On the basis of the Sample Contracts, we note that the product management fees charged for the relevant product contracts by CLI and independent third parties are in the range of between approximately 0.10% to 0.35% and approximately 0.06% to 0.4%, respectively, which indicated that the ranges of fees charged by CLI and independent third parties are broadly comparable. As advised by the management of the Group, the fee rate limit of 0.6% under the New Agreement is to cater for the potential changes in the market environment and the different set-up of the product and management form, and the final product management fee rate shall be determined with reference to, among others, the fee rate charged by independent third parties for products of a similar type. The Company has implemented internal procedures to ensure that the actual product management fee payable by the Company in respect of any particular product shall be fair and reasonable and on normal commercial terms, and shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product, as detailed in section below headed “4. Internal Control Procedures”. In addition, we note that in respect of projects with non-fixed return, the arrangement of performance

LETTER FROM SOMERLEY

reward for the New Projects under the New Agreement is determined with reference to the market conditions and benchmarked to those applicable to the Existing Projects.

Operating Services

For the purpose of assessing the reasonableness of the entrusted operating fee, being 0.02% per annum, we have discussed with the management of the Group the determination basis, which is referenced to the fee quotation obtained in March 2021 for similar scope of services from an international accounting firm, which is an independent third-party service provider. We understand that the Company did not engage independent third parties to provide comparable Operating Services in the past, and we have been provided with the abovementioned fee quotation, in which the service provider indicates that for a fund size of RMB10 billion, they will charge an annual fee rate of 0.02%, same as the proposed rate to be charged by CLI.

4.	Internal Control Procedures

As set out in the letter from the Board, the Company has adopted the following internal control procedures to ensure the individual transactions will be conducted in accordance with the terms of the New Agreement, on normal commercial terms and in accordance with the pricing policies:

(a)

CLI will submit a list of projects under its management and operation to the investment management department of the Company on a quarterly basis, setting out the details of each investment, such as the nature of the underlying assets, the applicable fee rate of each project and its calculation basis, as well as its financial information and performance. The investment management department will review the list of projects provided by CLI to ensure the fee rates adopted by CLI conform to the fee standards specified in the New Agreement and the investment guidelines provide by the Company to CLI;

(b)

The investment management department, together with the finance department and the internal control and legal departments, will conduct an examination and appraisal every year with respect to the investment of entrusted assets as well as the Investment and Management Services and the Operating Services provided by CLI. Such departments of the Company will assess the compliance of CLI with the investment restrictions and conditions imposed by the Company, and evaluate the performance of the investments with reference to the pre-set investment return target, following which the Company will confirm or adjust the performance reward to CLI in accordance with the New Agreement and the investment guidelines;

LETTER FROM SOMERLEY

(c)

Pursuant to the New Agreement, the Company has the right to access all information in relation to the investments made by CLI for and on behalf of the Company, and copies of financial statements, account books, transaction records, agreements and documents with respect to such investments anytime;

(d)

Pursuant to the New Agreement, if CLI offers any preferential treatments to other parties under its entrusted investment and management agreements and/or entrusted operation agreements with such other parties, CLI is required to inform the Company in writing and offer the same treatments to the Company; and

(e)

The Company maintains regular contacts with other investment managers, and also purchase financial products issued by independent third parties from time to time, through which the Company is able to keep abreast of the latest market prices for managing various types of financial products. Furthermore, the financial products issued by CLI are not exclusively for the subscription by the Company and other subsidiaries of CLIC, but also to investors who are independent third parties. Pursuant to the New Agreement, the product management fee rate payable by the Company in respect of any particular product shall not be less favourable than the most preferential fee rate determined between CLI and any other subscribers in respect of the same product, which ensures that the terms offered by CLI are in line with market standards.

We have reviewed the relevant internal control policies relating to the Continuing Connected Transactions, and have received confirmation from the management of the Group that they have been, and will continue to be followed. In terms of fees to be charged by CLI, we have been provided with a list of non-standard financial products and quasi-securitization financial products that CLI is participated in the establishment and issuance, and subscribed by the Company during the period from 1 January 2020 to 30 June 2021. The list summarises details of the relevant product contracts (such as investment scale and horizon, estimated investment yield, proportion subscribed by independent third parties, as well as the product management fee rate). Management of the Group and representatives of CLI confirmed to us that the product management fees chargeable to the Company and chargeable to other independent subscribers to such financial products are the same at each closing of subscription.

In these circumstances, we concur with the Company that the methods and procedures adopted above can ensure the transactions under the New Agreement will be conducted on normal commercial terms and not prejudicial to the interests of the Company and its minority shareholders. In addition, the independent non-executive Directors and auditors of the Company will review the Continuing Connected Transactions each year, details of which are set out in the section below headed “6. Reporting requirements and conditions of the Continuing Connected Transactions”.

LETTER FROM SOMERLEY

5.	The Annual Caps

(a)	Review of historical figures

Set out below are the historical transaction amounts of (i) the contractual amount of assets newly entrusted by the Company to CLI for investment and management (the “Entrusted Amount”) and (ii) the fees for the Investment and Management Services paid by the Company to CLI (including the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee) (the “Fee Paid”), as well as the related annual caps under the Existing Agreement for the two years ended 31 December 2020 and for the six months ended 30 June 2021:

	For the year ended 31 December		For the six months ended
	2019	2020	30 June 2021
	(RMB million)	(RMB million)	(RMB million)

Entrusted Amount	13,110	58,385	13,300
Annual cap	200,000	200,000	200,000
Utilisation rate	6.6%	29.2%	13.3%
			(Note)

Fee Paid	653	651	292

Annual cap	1,391	1,982	2,266
Utilisation rate	46.9%	32.8%	25.8%
			(Note)

Note:	Based on the relevant six months transaction amounts and pro rata annual cap amounts.

We note that the annual caps of the Entrusted Amount had not been fully utilised during the periods under review, with utilisation rates of approximately 6.6%, 29.2% and 13.3% for the year 2019, 2020 and for the first half of 2021 respectively. The utilisation rates of the annual caps of the Fee Paid were approximately 46.9%, 32.8% and 25.8% during the corresponding period. As advised by the management of the Group, the relatively low utilisation rate of the Entrusted Amount in 2019 of approximately 6.6% was mainly due to the unsatisfactory investment environment as a result of, among others, the slowdown in growth of China economy in recent years and assets management industry. While the utilisation rates in 2020 and the first half of 2021 of approximately 29.2% and 13.3% respectively were higher compared to 2019, the overall utilisation rates were still considered low (all below 30%), principally due to the unexpected outbreak of COVID-19 pandemic since early 2020, with one or more clusters of outbreak across China in 2021, thereby negatively affecting CLI’s investment processes for new projects under consideration. The above, coupled with the decline in rates of return for the fixed and non-fixed return projects, resulted in a lower-than-expected Fee Payable during the periods under review.

LETTER FROM SOMERLEY

Notwithstanding the above, we are advised by the management of the Group that China economy continued its recovery from COVID-19 pandemic in recent months, and CLI is in the process of restarting and accelerating its investment processes for new projects in the second half of 2021, which is expected to result in higher utilisation rates for the full year of 2021.

(b)	Assessment of the Annual Caps

New Entrusted Amount

The annual caps on the contractual amount of assets to be newly entrusted by the Company to CLI for investment and management (“New Entrusted Amount”) for each of the three years ending 31 December 2024 is RMB65,000 million (or its equivalent in foreign currency).

In order to assess the reasonableness of the New Entrusted Amount, we have discussed with the management of the Group the bases and assumptions underlying the projections, which have been determined with reference to (i) the existing investment portfolio of assets managed by CLI for and on behalf of the Company as at 30 June 2021 (the “Existing Portfolio”), (ii) the investment plans provided by CLI for years 2022 to 2024 (the “Existing Investment Plan(s)”), (iii) the expected increase in investment amount and demands for product allocation of the Company during the term of the New Agreement, and (iv) the historical and expected performance of the investments made or to be made by CLI for and on behalf of the Company.

We have discussed with the management of the Group and reviewed the preparation basis for the Existing Portfolio and the Existing Investment Plans. We note that the Group had Existing Portfolio of more than RMB376.6 billion. As confirmed by the management of the Group, as at the Latest Practicable Date, save for projects representing approximately 6.2% of the investments in the Existing Portfolio, neither CLI nor the Company has any plan to exit from any of the current investments in the Existing Portfolio, and that CLI and the Company will continue to maintain the investments in the Existing Portfolio in coming three years. In terms of future investments, the Existing Investment Plans set out over 50 pipeline projects, expected to be invested by CLI for and on behalf of the Company with an aggregate investment amount over RMB100 billion. We have discussed with the management of the Group and CLI the pipeline projects, and have reviewed relevant documentations, including project description, expected investment amount and investment horizon, relating to the selected projects from the list of projects in the Existing Investment Plans. We understand from the management of the Group that the projects may fall within the scope of the Entrusted Assets in the upcoming three years, and such aggregate amount under the Existing Investment Plans is over 150% of the total New Entrusted Amount in 2022. In addition to the Existing Investment Plans, CLI will continue to seek other projects that satisfy the Company’s assets

LETTER FROM SOMERLEY

allocation requirements and investment criteria, and the aggregate investment amount of such projects as may be identified by CLI during the term of the New Agreement is expected to be at a similar level as that of the above pipeline projects.

Fee Cap

The annual cap on the fees for the Investment and Management Services (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the Operating Services (i.e. the entrusted operation fee) (the “Fee Cap”) for each of the three years ending 31 December 2024 is RMB2,000 million.

In order to assess the reasonableness of the Fee Cap, we have discussed with the management of the Group and reviewed the investments made in prior years and to be made in the upcoming years, and the basis of setting the relevant management fee rates under the previous entrusted investment and management agreements. The Fee Cap has been determined by the Company with reference to (i) the size of the Existing Portfolio as at 30 June 2021 and the expected investments to be made in the coming three years, (ii) the applicable fee rates stipulated under the New Agreement, (iii) the exit plans for certain Existing Projects, and (iv) the historical and expected performance of investments made or to be made by CLI for and on behalf of the Company.

We have reviewed and discussed with the management of the Group the calculation of the Fee Cap for each of 2022, 2023 and 2024, which is determined mainly with reference to capital contributions expected to be made (please refer to the sub-section above headed “Entrusted Amount” for details of such annual cap set) and historical management fee rates. We have reviewed the calculation of the Fee Cap, and note that the expected management fee rate used for estimating the Fee Cap for each of 2022, 2023 and 2024 is similar to the average management fee rates in the past. In addition, the Group has taken into account the performance-based bonus that may be payable as a result of the potential exit of certain investments in the Existing Portfolio. In this respect, we have obtained the exit proposals, which were selected on a random basis from the list of Existing Projects that the Group may exist in the coming years. We have reviewed and discussed with the management of the Group the calculation of the performance-based bonus, which followed the terms of the Past and Existing Agreements and the investment guidelines given by the Company in prior years. The relevant management fee rates under the New Agreement, as stated in the section above headed “3. Principal terms of the New Agreement”, will be determined with reference to market standards and industry practices, taking into account the price of similar transactions with independent third parties.

LETTER FROM SOMERLEY

(c)	Our general view on the Annual Caps

Generally speaking, in our opinion, it is in the interests of the Company and its shareholders to determine the Annual Caps in a way that can accommodate the potential growth of the Group’s business and takes into account the Group’s future investment requirements against the backdrop of the future development of China insurance industry. Further, as CLI reinitiated and accelerated its investment processes for new projects due to the economic resilience in China, the Company expects an increase in investments with CLI.

Provided that the Continuing Connected Transactions are subject to annual review by the Independent Non-executive Directors and auditors of the Company (as discussed below), as required under the Listing Rules, the Group would have the desirable flexibility in entrusting CLI to make investments on the Company’s behalf for future returns if the Annual Caps are tailored to future business growth. CLI is principally engaged in the investment and asset management business, with a focus on the alternative investment market. As at 31 December 2020, CLI, on behalf of the Company, had invested in a total of 126 projects, including 38 projects newly invested in 2020. This compares to 17 and 12 newly invested projects in 2018 and 2019 respectively. According to the management of the Group, CLI has continued to enhance its investment capability in anticipation of the growth in demand for investment and asset management requirements from the Group.

We note that the Continuing Connected Transactions relate to financial investments are subject to market forces. Given that the actual fees payable in the future pursuant to the New Agreement and the relevant investment guidelines are partly a function of how CLI’s investments perform in the market, we consider that this uncertainty needs to be taken into account when evaluating the Annual Caps. On this basis, in assessing the reasonableness of the Annual Caps, we have discussed with the management of the Group the factors taken into account as stated earlier in this section, and we consider it reasonable for the Company to take into account the above factors in determining the Annual Caps.

6.	Reporting requirements and conditions of the Continuing Connected Transactions

Pursuant to Rules 14A.55 to 14A.59 of the Listing Rules, the Continuing Connected Transactions are subject to the following annual review requirements:

(a)

the Independent Non-executive Directors must review the Continuing Connected Transactions and confirm in the annual report and accounts that the Continuing Connected Transactions have been entered into:

(i)	in the ordinary and usual course of business of the Group;

LETTER FROM SOMERLEY

(ii)	on normal commercial terms or better; and

(iii)	according to the agreements governing them on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole;

(b)

the Company must engage its auditors to report on the Continuing Connected Transactions every year. The Company’s auditors must provide a letter to the Board (with a copy to be provided to the Hong Kong Stock Exchange at least ten business days before the bulk printing of the Company’s annual report) confirming whether anything has come to their attention that causes them to believe that the Continuing Connected Transactions:

(i)	have not been approved by the Board;

(ii)	were not, in all material respects, in accordance with the pricing policies of the Group if the Continuing Connected Transactions involve the provision of goods or services by the Group;

(iii)	were not entered into, in all material respects, in accordance with the relevant agreements governing the Continuing Connected Transactions; and

(iv)	have exceeded the Annual Caps;

(c)

the Company must allow, and ensure that the counterparties to the Continuing Connected Transactions allow, the Company’s auditors sufficient access to their records for the purpose of the reporting on the Continuing Connected Transactions as set out in paragraph (b); and

(d)

the Company must promptly notify the Hong Kong Stock Exchange and publish an announcement if the Independent Non-executive Directors and/or auditors of the Company cannot confirm the matters as required.

In light of the reporting requirements attached to the Continuing Connected Transactions, in particular, (i) the restriction of the value of the Continuing Connected Transactions by way of the Annual Caps; and (ii) the ongoing review by the Independent Non-executive Directors and auditors of the Company of the terms of the New Agreement and the Annual Caps not being exceeded, we are of the view that appropriate measures will be in place to monitor the conduct of the transactions and assist to safeguard the interests of the Independent Shareholders.

LETTER FROM SOMERLEY

OPINION AND RECOMMENDATION

Having taken into account the above principal factors and reasons, we consider that the Continuing Connected Transactions are in the ordinary and usual course of business of the Group, on normal commercial terms, and in the interests of the Company and its shareholders as a whole. We also consider that the Continuing Connected Transactions (including the Annual Caps) are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, that the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the transactions under the New Agreement.

Yours faithfully,
for and on behalf of
SOMERLEY CAPITAL LIMITED
John Wong
Director

Mr. John Wong is a licensed person registered with the Securities and Futures Commission of Hong Kong and a responsible officer of Somerley, which is licensed under the SFO to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. He has over ten years of experience in the corporate finance industry.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY OF THE DIRECTORS

This supplemental circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this supplemental circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this supplemental circular misleading.

2.	INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, Supervisors and chief executive of the Company or their respective associates had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules.

3.	EMPLOYMENT OF DIRECTORS AND SUPERVISORS WITH SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing and Mr. Wang Junhui, all being Directors, and Mr. Niu Kailong, a Supervisor, are directors or employees of CLIC, which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

4.	MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, the Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2020 (the date to which the latest published audited accounts of the Company were made up).

APPENDIX	GENERAL INFORMATION

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with the Company or any of its subsidiaries which is not terminable within one year without payment of compensation (other than statutory compensation).

6.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their close associates had interests in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would fall to be disclosed under the Listing Rules.

7.	OTHER ARRANGEMENTS INVOLVING DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date:

(a)

none of the Directors or Supervisors was materially interested, directly or indirectly, in any contract or arrangement entered into by any member of the Group subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group; and

(b)

none of the Directors or Supervisors had any direct or indirect interest in any assets which had been since 31 December 2020 (the date to which the latest published audited accounts of the Company were made up), (i) acquired or disposed of by, (ii) leased to, (iii) are proposed to be acquired or disposed of by, or (iv) are proposed to be leased to, any member of the Group.

8.	EXPERT AND CONSENT

The following is the qualification of the expert who has given opinions or advice, which are contained or referred to in this supplemental circular:

Name	Qualification

Somerley	a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

APPENDIX	GENERAL INFORMATION

As at the Latest Practicable Date, Somerley:

(a)

has given and has not withdrawn its written consent to the issue of this supplemental circular with the inclusion of its letter dated 30 November 2021 and references to its name, in the form and context in which it appears;

(b)

did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(c)

did not have any direct or indirect interest in any assets which had been since 31 December 2020 (the date to which the latest published audited accounts of the Company were made up), acquired, disposed of by, or leased to any member of the Group or were proposed to be acquired or disposed of by, or leased to any member of the Group.

9.	DOCUMENTS ON DISPLAY

A copy of the New Agreement will be published on the HKExnews website of the Hong Kong Exchanges and Clearing Limited (https://www.hkexnews.hk) and the website of the Company (https://www.e-chinalife.com) from the date of this supplemental circular up to and including the date of the EGM.